Rede Partners (Americas) LLC

Financial Statement of Condition
Pursuant to Rule 17a-5 under the Securities Exchange
Act of 1934
For the period from March 11, 2019 (commencement
of operations) through March 31, 2020
(With Report of Independent Registered Public
Accounting Firm Thereon)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70269

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____**03/11/19**_____ AND ENDING_____**03/31/20**_____
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **REDE PARTNERS (AMERICAS) LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

45 ROCKEFELLER PLAZA SUITE 2601
                                                    (No. and Street)

New York	**NY**	**10111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Wode   **44 20 7618 9858**
                                                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum Smith+Brown, PC
                          (Name – *if individual, state last, first, middle name*)

200 JEFFERSON PARK #400	**Whippany**	**NJ**	**07981**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountants
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I __Michael Wode_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___REDE PARTNERS (AMERICAS) LLC_____ , as of __March 31_____, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions_____

_____

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CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2022

_____
Notary Public

__CCO & GENERAL COUNSEL_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rede Partners (Americas) LLC
Contents
For the period from March 11, 2019 (commencement of operations) through March 31, 2020

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
Rede Partners (Americas) LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Rede Partners (Americas) LLC (the "Company"), as of March 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

WithumSmith+Brown, PC

Whippany, New Jersey

May 29, 2020

WithumSmith+Brown, PC 200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070 T (973) 898 9494 F (973) 898 0686 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Rede Partners (Americas) LLC
Statement of Financial Condition
March 31, 2020

ASSETS

Cash and cash equivalents	$	1,763,209
Prepaid expenses		52,038
Fixed assets, net of accumulated depreciation and amortization		131,377
Operating lease right of use asset		14,431
Other assets		106,848
Total assets	$	2,067,903

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable	$	44,020
Accrued expenses and other liabilities		654,467
Operating lease liability		14,431
Payable to affiliate		34,217
Accrued income taxes payable		10,094
Total liabilities		757,229
Member's equity		1,310,674
Total liabilities and member's equity	$	2,067,903

The accompanying notes are an integral part of these financial statements.

Rede Partners (Americas) LLC
Notes to the Financial Statement
For the period from March 11, 2019 (commencement of operations) through
March 31, 2020

1. Organization and Nature of Business

Rede Partners (Americas) LLC ("Rede Americas" or "Firm") was formed in June 2017 as a limited liability partnership in the state of Delaware and was converted into an limited liability company in December 2018. Rede Partners (Americas) LLC is wholly owned by Rede Partners (UK) limited which is directly controlled by Rede Partners LLP. Due to revenues being generated via income earned from transfer pricing from its affiliated entity (Rede Partners (UK)) the Company's operating results and financial condition could be significantly different from those that would have been obtained if the Company had been autonomous.

The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed broker dealer pursuant to the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") which is the Company's designated regulator. The Company conducts third-party marketing of private equity funds to institutional investors.

2. Summary of Significant Accounting Policies

Basis of Presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Coronavirus
The existence of a new coronavirus (COVID-19) was confirmed in early January 2020. Since then the coronavirus has spread to a significant number of countries including the United States of America, causing ongoing disruption to businesses and economic activity. The outbreak of the coronavirus has impacted the Company with management implementing contingency measures to ensure the business continues to operate as effectively as possible through these conditions. The Company continues to work closely with its affiliate in managing the associated impact to the Company and its affiliate. Due to the evolving nature of the coronavirus outbreak an estimate of its financial effect, cannot be made at the date of issue of the financial statements.

Cash
The Company maintains its cash balances with one financial institution which, at times, exceed federally-insured limits. The Company has not experienced any losses in this account and believes it is not exposed to any significant risk. At March 31, 2020, the Company had $1,763,209 in cash which exceeded the federally insured limits.

Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The estimated useful life for office equipment is three years. The estimated useful life of furniture and fixtures is five years.

Expenditures for maintenance, repairs, and minor renewals and betterments are charged to operations as incurred; renewals and betterments of a major character are capitalized. When property is retired, sold or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized.

Rede Partners (Americas) LLC
Notes to the Financial Statement
For the period from March 11, 2019 (commencement of operations) through
March 31, 2020

2.   **Summary of significant accounting policies (continued)**

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Leases
The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in one noncancellable operating lease, for office space. This is explained further in Note 5. The lease liability for this lease is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our lease is not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

Significant Credit Risk
The preparation of financial statement in conformity with accounting principles generally accepted in the United States requires management of the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Management believes that the estimates utilized in the preparation of financial statement in conformity with accounting principles generally accepted in the United States requires management of the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however; actual results could differ from those estimates.

Income Taxes
The Company files its own federal, state and local tax returns and is not part of a group tax return.

Deferred taxes arise from temporary differences between the financial statement and tax bases of assets and liabilities and are measured using the enacted tax rates and laws which are expected to be in effect when the related temporary differences reverse.

Deferred tax assets are evaluated for realization based on available evidence of projected future reversals of existing taxable temporary differences and certain assumptions made regarding future events. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized.

Rede Partners (Americas) LLC
Notes to the Financial Statement
For the period from March 11, 2019 (commencement of operations) through March 31, 2020

2. **Summary of significant accounting policies (continued)**

Income taxes (cont.)
The provision of ASC 740, Income Taxes ("ASC 740"), clarifying the accounting for uncertainty in income taxes recognized in financial statements and prescribe a recognition threshold and measurement attribute for uncertain tax positions taken or expected to be taken on a tax return. ASC 740 also requires that interest and penalties related to unrecognized tax benefits be recognized in the financial statements. There were no material interest or penalties for the period ended March 31, 2020.

Accounting Pronouncements not yet adopted
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments- Credit Losses, Measurement of Credit Losses of Financial Instruments ("ASU 2016-13"). The main objective of this update is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. To achieve this objective, the amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This new guidance is effective for years beginning after January 1, 2020, with early adoption permitted. The Company expects to adopt the provisions of this guidance on April 1, 2020, but the change in measurement basis is not expected to have a material impact on its financial statements.

3. **Fixed Assets**

A summary of the cost and accumulated depreciation of fixed assets is as follows:

Furniture and Fixtures	$ 105,205
Less: accumulated depreciation	(19,515)
	$ 85,690
Office Equipment	$ 89,422
Less: accumulated depreciated	(43,735)
	$ 45,687

4. **Related Party Transactions**

The Company is paid a service fee by an affiliate based upon total expenses incurred by Rede Partners (UK).

The Company also pays a support service fee to an affiliate.

Payable to affiliate, net includes $34,217 in the ordinary course of business which is also reported on the statement of financial condition.

Rede Partners (Americas) LLC
Notes to the Financial Statement
For the period from March 11, 2019 (commencement of operations) through
March 31, 2020

5. **Commitments**

The Company has obligations as a lessee for office space in New York City, with initial noncancellable terms in excess of one year. The Company classified this lease as an operating lease. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. The lease is set to expire April 2020.

On March 24, 2020, the Company had amended the New York City office space lease agreement. The lease stipulates that the lease of the new office space will only start once the space has been delivered with the appropriate modifications. The lease agreement expires three years following when the relocation premises commencement date occurs. Monthly base rent according to this agreement is $26,650. The Company at this time expects the relocation commencement date to occur in August 2020. The amended lease will be disclosed in accordance with ASC 842 upon the approval of the new office space.

Amounts reported in the statement of financial condition as of March 31, 2020 were as follows:

Operating lease ROU asset $ 14,431
Operating lease liability $ 14,431

There is one month remaining on the lease and the discount rate used on the lease was 6%.

The minimum payments below are contingent upon the approval of the new office space by the Company. The Company has not approved this office space as of March 31, 2020 or subsequently through the date these financial statements are available to be issued. Maturities of lease liabilities under the contingent operating lease as of March 31, 2020 are as follows:

Year ending March 31,	Minimum Lease Commitments
2021	191,261
2022	319,800
2023	319,800
2024	186,550
	$ 1,017,411

6. **Income Taxes**

At March 31, 2020, the Company had a current income tax payable of $10,069 and current state and local income taxes payable of $25 in the accompanying statement of financial condition.

The effective tax rate 1.4% differs from the federal tax rate of 21% primarily due to net operating losses.

At the end of March 31, 2019 there was a federal net operating loss carryforward ("NOL") of $56,430 which was fully utilized as of March 31, 2020.

As of March 31, 2020, the Company did not recognize any deferred taxes since there were no material temporary differences between the financial statements and tax bases of assets and liabilities.

Rede Partners (Americas) LLC
Notes to the Financial Statement
For the period from March 11, 2019 (commencement of operations) through
March 31, 2020

7. **Net Capital Requirements**

As a member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At March 31, 2020, the Company's net capital was $1,020,411 which was $927,561 in excess of its minimum requirement of $92,850.

8. **Exemption from Rule 15c3-3**

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub paragraph (k)(2)(i) however is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers". As the Company does not handle customer cash or securities, it does not have any obligation with respect to Possession or Control requirements of SEC Rule 15c3-3.

9. **Subsequent Events**

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through May 29, 2020, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements or accompanying notes other than as noted below.

The Company is evaluating the impact of the Coronavirus on the Company and the industry. While it is reasonable to expect a negative effect on the Company's financial position, due to the evolving nature of the Coronavirus outbreak, an estimate of its financial effect cannot be made at the date of issue of the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.